Filed pursuant to Rule 433

Registration No. 333-206499

November 10, 2015

Final Term Sheet
USD 1,000,000,000 1.875% Global Notes due 2020 (Green Bond)

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 1,000,000,000

Denomination:	USD 1,000

Maturity:	November 30, 2020

Redemption Amount:	100%

Interest Rate:	1.875% per annum, payable semi-annually in arrears

Date of Pricing:	November 10, 2015

Closing Date:	November 18, 2015

Interest Payment Dates:	May 30 and November 30 in each year

First Interest Payment Date:	May 30, 2016 (for interest accrued from, and including, November 18, 2015 to, but excluding, May 30, 2016)

Interest Payable on First Interest Payment Date:	USD 10,000,000.00 (for aggregate principal amount of USD 1,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.790%

Underwriting Commissions:	0.125%

Proceeds to Issuer:	99.665%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769GU24

CUSIP:	500769GU2

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[1]	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service and AAA by Fitch Ratings

Managers:	BofA Merrill Lynch Goldman Sachs International Morgan Stanley

Stabilization Manager:	Merrill Lynch International

Registrar:	The Bank of New York Mellon (Luxembourg) S.A.

Paying Agent:	The Bank of New York Mellon

Additional Paying Agent:	The Bank of New York Mellon, Filiale Frankfurt am Main

Use of Proceeds:

The net proceeds from the sale of the notes will be used in the general business of the issuer.

Upon issuance, the issuer will simultaneously allocate an amount equal to the net proceeds of the notes (which proceeds may be converted into Euros) to an internal account used to track the allocation of funds from its “green bond” issuances. Amounts matching requests for disbursements under KfW’s environmental investment program, “Erneuerbare Energien - Standard” (“Renewable Energies - Standard”) will be deducted from the portion of the balance of this internal account relating to the notes on an ongoing basis, starting with the beginning of the calendar year in which the notes are issued and continuing until the portion of the balance relating to the notes has been completely reduced. As discussed below, the notes will be reported on KfW’s website as fully allocated when requests for disbursements in the aggregate total the net proceeds from the notes.

KfW’s financing program “Renewable Energies - Standard” aims to promote the development of electricity from renewable resources. Measures financed through this program may include but are not limited to the following:

•                  Photovoltaic equipment;

•                  On-shore wind power plants and repowering measures;

•                  Hydro-electric power stations; and

•                  Equipment for the generation and use of biogas.

The common objective of all projects financed under this program is the reduction of greenhouse gas

1  A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

emissions. Equipment for the use of fossil fuels or nuclear power is not financed under the program.

Payment of principal of and interest on the notes will be made from the issuer’s general funds and will not be linked to the performance of any projects financed under the program “Renewable Energies - Standard.”

Following the issuance of the notes and until the notes have been reported as fully allocated, the issuer intends to regularly monitor the internal account in terms of disbursements under the program “Renewable Energies - Standard” and report on these disbursements on a quarterly basis on its website. Unless otherwise indicated, information available on or accessible through the issuer’s website is not incorporated herein by reference.

If the issuer’s use of the net proceeds from the notes is a factor in your decision to invest in the notes, you should consider the foregoing discussion and consult with your counsel or other advisors before making an investment in the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000104746915008391/a2225796z424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000104746915008388/a2225819z424b3.htm. Alternatively, BofA Merrill Lynch will arrange to send you the prospectus, which you may request by calling toll-free: +1-800-294-1322.